UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Date: May 3, 2021
Commission File Number: 001-37946
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Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)
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354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F □    Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Form of Proxy to Registered Shareholders
99.2	Notice and Access Notification to Shareholders
99.3	Notice of Annual Meeting of Shareholders
99.4	Management Information Circular

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: May 3, 2021	By: (signed) "George Trisic"
Name: George Trisic
Title: Chief Governance Officer and Corporate Secretary